Exhibit 99(e)(15)

CELLTECH

Ms Ingelise Saunders

The Hollies

Manor Lane

Coolhurst

Horsham

Sussex   RH13 6PW

Dear Ingelise,

We are pleased to offer you the role of Director, European Operations reporting to Simon Cartmell, Chief Executive Officer - Celltech Pharmaceuticals with effect from a date to be mutually agreed but no later than 1st November 2001.

This document and the Deed in relation to the Protection of Intellectual Property and Business Interests (to be issued to you separately) sets out the particulars or your employment with the Company pursuant to the Employment Rights Act 1996.

The remuneration package that we are offering consists of the following elements:

i)                                         A basic salary of £200,000 per annum. The normal review date for salaries is 1st July each year.

ii)                                      You will be eligible to participate in the Company’s bonus scheme which has a bonus potential of 33% of basic salary for the previous period 1 January to 31 December. The criteria and objectives that are employed in determining the level of this payment would be agreed at the start of each financial year and would aim to provide you with a realistic opportunity to achieve a high proportion of the potential maximum award. The scheme is subject to revision at any time at the discretion of the board.

iii)                                   You will be eligible to participate in the Company’s Deferred Bonus Plan which awards shares worth an equivalent value to your bonus (as described in point ii)). The award made to you is subject to a vesting period of one to two years, with one half of the award vesting on the first anniversary date of this award and the second half on the second anniversary date. At the end of the vesting period your award will be converted into Celltech shares which you may exercise at any time within ten years of the date of the award.

iv)                                  Following completion of 6 months service with the Company you will receive an ex gratia taxable payment of £15,000.

v)                                     A grant of an option to purchase shares in Celltech Group plc to a value of twice basic salary.  This grant would be effective on the earliest feasible date following your appointment. This arrangement is subject to approval from the Board.

Celltech Pharmaceuticals Limited 208 Bath Road Slough Berkshire SL1 3WE United Kingdom
Tel: +44(0)1753 534655 Fax: +44 (0)1753 536632 www.celltechgroup.com VAT No: 491 958395

Registered Office as above. Registered in England No. 209905

In addition to these points, other conditions governing this appointment would be similar to those appertaining to other executives here, and include:

a)                                      Membership of the Company Pension Scheme. The Company currently operates a Company Pension Scheme (which is a Group Personal Pension Scheme). The effective date of eligibility to join the Pension Scheme is your date of joining the Company. Its full terms are summarised in a booklet which will be provided to you.

Provided you make a minimum contribution of 4% of your basic salary to the Scheme, the Company will make a contribution of 8% of your basic salary (up to the index-linked Inland Revenue salary cap). The Company reserves the right to discontinue the Scheme or, with the agreement of the Scheme’s trustees, modify it at any time You will not automatically be contracted out of the State Pension Scheme.

b)                                     In addition to your pension benefits, the Company provides Life Assurance to the extent of four times your salary (up to the index-linked Inland Revenue salary cap) and Permanent Health Insurance arrangements.

c)                                      The Company will provide you with a Company car for private and business use and a fuel card for all petrol or you may take an allowance of £775 per month plus the fuel card.

d)                                     The appointment is subject to twelve months’ notice of termination by either party

e)                                      You are entitled to Private Medical Insurance, which you can extend to your immediate family, but at your own expense.

f)                                        You are entitled to 25 days’ annual holiday in addition to normal bank and statutory holidays.  The standard working week at Celltech is 37.5 hours. However, you will appreciate that for an appointment of this nature the working hours are likely to be very flexible and probably significantly in excess of this. Following the Working Time Regulations 1998, there is norequirement for Celltech employees to work more than48 hours per week. Any employee who regularly works over 48 hours a week must inform the HR Department.

g)                                     You will be employed at the Company’s offices in Slough, although you will be required to travel to such places as the Company may reasonably require in the performance of your duties. There may be cause for you to work overseas although this would never be for periods exceeding one month. You will be employed by Celltech Pharmaceuticals Limited, but you may be required to work for any other company within the Group.

h)                                     The Company has the right to suspend all or any of your duties for such period and on such terms as it reasonably considers appropriate, including a requirement that you will not attend at the Company’s premises or contact any of its customers, suppliers or staff. The Company can exercise this right at any time (including during a period of notice terminating your employment) and whether or not it is in connection with a disciplinary investigation. Suspension will be on full pay and your contractual benefits will continue to be provided unless it is a sanction imposed at a disciplinary hearing (the sanction may be suspended, without pay or on reduced pay as the company may decide).

i)                                         You are entitled to receive relocation expenses to assist you in moving. You may claim yo to a limit of £8,000 against receipted costs associated with moving.

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j)                                         This offer of employment is conditional upon the Company receiving:

1) satisfactory approval of your pre employment medical questionnaire and/or subsequent medical examination;

2) satisfactory documentary evidence (NI number or passport) pursuant to the Asylum and Immigration Act 1996, that you can work lawfully in the UK;

3) a signed deed in relation to the Protection of Intellectual Property and Business Interests that will be issued to you on Induction.

I do hope that you decide to join us; please let me know if you wish to discuss this offer further.

Yours sincerely,

/s/ Lisa King
Peter G. Nicholls

GROUP H.R. DIRECTOR

Please confirm your acceptance of this offer by signing and returning a copy of this letter.

Signed:	/s/ Ingelise Saunders	Date:	1.9.01.

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CELLTECH

22nd April 2002

Mrs. Ingelise Saunders

(By Hand)

Dear Ingelise,

We are delighted to confirm your new role as Chief Executive, Celltech Pharmaceuticals reporting to Peter Fellner, Chief Executive, Celltech Group with effect from 1st April 2002.

The changes to your package consist of the following elements:-

1)             A basic salary of £250,000.00 per annum. Your next salary review will be 1st January 2003.

2)             The bonus scheme potential as referred to in your contract of employment dated 1st September 2001 now increases to 40%.

May I wish you continued success in your new role.

Yours sincerely,

/s/ Peter G. Nicholls
Peter G. Nicholls
GROUP H.R. DIRECTOR

Please confirm your acceptance of this offer by signing and returning a copy of this letter.

Signed:	/s/ Ingelise Saunders	Date:	24.4.02

Celltech Pharmaceuticals Limited 208 Bath Road Slough Berkshire SL1 3WE United Kingdom
Tel: +44 (0)1753 534655 Fax: +44 (0)1753 536632 www.celltechgroup.com VAT No: 491 958395

Registered Office as above. Registered in England No. 209905

CELLTECH

Strictly Private and Confidential

Mrs Ingelise Saunders
23 De Havilland Drive
High Wycombe
Bucks
HP15 7FP

9 February 2004

Dear Ingelise

Review of Terms and Conditions of Employment

As you are aware the Remuneration Committee has recently been reviewing the terms and conditions of employment of the Executive Committee. As a result of this review the Remuneration Committee has recommended and the Board has approved that certain amendments be proposed to your terms and conditions of employment.  Attached to this letter is a schedule of the proposed additional terms and conditions of employment.

•                 A change of control clause, which provides that should you decide to terminate your employment at any time during a six month period following a change of control of the Company, you shall be entitled to receive a payment equal to your annual salary and bonus.  (Your bonus being the average of your last three bonus awards).

•                 A payment in lieu of notice clause, which enables the Company to elect to pay you in lieu of your notice period.  Should the Company exercise this right you would receive the value of your salary, benefits and bonus for the duration of your notice period.

•                 An amended discretionary bonus clause which reflects the Company’s current practice.

•                 An employee information clause to comply with the Data Protection Act 1998 which enables the Company to process your personal data in accordance with the provisions of the Act.

•                 An indemnity provision against legal liability.

Celltech Group plc 208 Bath Road Slough Berkshire SL1 3WE United Kingdom
Tel: +44(0)1753 534655  Fax: +44 (0)1753 536632 www.celltechgroup.com

Registered Office as above.  Registered in England No. 2159282

Once you have reviewed the schedule if you have any questions, please give me a call.  If not and you are happy with the amendments, please signify your acceptance to these changes to your terms and conditions of your employment, by signing the enclosed copy of this letter and returning it to at your earliest convenience.

Yours sincerely

Yours sincerely,

/s/ Peter G. Nicholls
Peter G Nicholls
Group Human Resources Director

SCHEDULE TO LETTER DATED 9 FEBRUARY TO MRS INGELISE SAUNDERS

Clause(j) of your original contract of employment dated 1st September 2001 (“your contract of employment”) is renumbered as Clause (n).  The following clauses, as numbered below, are incorporated into your contract of employment:

•                “Clause (j) The Company may at any time (whether or not any notice of termination has been given under clause (d) above) terminate your employment with immediate effect by giving notice in writing to you on terms that the Company shall pay to you, in lieu of notice under clause (d) above, the salary, benefits and bonus (calculated as the average bonus awarded during the last three years before terminating your employment) in the amount and at the times it would have paid to you if the Company had given notice to terminate your employment in accordance with clause 2 above or, if notice has previously been given under that clause, as if your employment terminated on the expiry of the remainder of the period of notice.  If you are paid in lieu of notice you will not be entitled to any additional payment in respect of holiday which you would otherwise have accrued during the notice period or the remainder of the notice period.”

•                  Clause (k) CHANGE OF CONTROL

(1)                                  For the purposes of this Clause (k):

“Annual Salary” means the annual salary (including employer pension contributions) payable to you pursuant to your terms and conditions of employment, immediately before the Termination Date;

“Annual Bonus Payment” means the sum of annual discretionary bonuses (in cash and, if applicable through the Company’s deferred bonus plan or otherwise) paid to you over the three years immediately prior to the Termination Date divided by 3; (or averaged over whatever shorter period you have been employed if this is less than 3 years).

“Termination Date” means the date on which your employment under this Agreement terminates.

(2)                                  If either:

(a)                                  the Company comes under the control of any person or persons acting in concert (as those terms are defined for the time being in the City Code on Takeovers and Mergers) not having control of the Company at the date of this Agreement; or

(b)                                the person or persons having the right to control directly or indirectly, a majority of the votes which may ordinarily be cast at general meetings of the Company or the right to control the composition of the Board, cease to have those rights, you may, within six months after the events specified in paragraphs (a) or (b) above, by three months’ written notice to the Company terminate your employment but without prejudice to any other rights of the Company, or you.  Upon termination of your employment, you shall be entitled to a payment equivalent to the sum of the Annual Salary and Annual Bonus Payment if this Agreement is terminated under this clause.  Any payment made under this clause is in full and final settlement of all or any claims that you have or may have against the Company or any Group Company arising out of your appointment as a director, your employment, your termination of employment or otherwise.”

•                Clause (1).  EMPLOYEE INFORMATION

(a)                                  The Company and/or any Group Company processes employee information for example, name, address, bank details which is held for the purposes of staff administration (the “Agreed Purposes”).

(b)                                 Processing includes obtaining, holding, editing, destroying and disclosing employee information to any Group Company and/or any third parties (for example, insurers, pension scheme trustees, banks and other employers following a business transfer or merger) for the Agreed Purposes (“Processing” or “Process”).

(c)                                  The Company may transfer employee information to any Group Company and/or any third parties (for example, insurers, pension scheme trustees, banks and other employers following a business transfer or merger) located in the United States or in any country in the European Economic Area (“EEA”) in order to Process employee information for the Agreed Purposes.

(d)                                 You agree to provide your employee information to the Company and consent to the Processing of employee information (located in the United States or in any country in the EEA) for the Agreed Purposes.

(e)                                  You agree that the Company and/or any Group Company may monitor and/or record your use of office equipment, for example, e-mail, internet, telephones and mobile telephones for the purposes of compliance with Company procedures and policies, maintenance, security and regulatory requirements or as permitted by law.

(f)            If your circumstances change at any time you should inform the Director of Human Resources as soon as possible in order to ensure that all employee information remains accurate.

•                 Clause (m).  INDEMNITY AGAINST LEGAL LIABILITY

(1)            The Company will indemnify the Executive out of the assets of the Company against any liability incurred by the Executive in respect of any negligence, default, breach of duty or breach of trust in relation to the Company provided that:

(a)                                in defending any proceedings (whether civil or criminal) judgment is given in the Executive’s favour or the Executive is acquitted; or

(b)                               the liability is in connection with any application under section 144(3) or (4) (acquisition of shares by innocent nominee) or section 727 (general power to grant relief in case of honest and reasonable conduct) of the Companies Act 1985 in which relief is granted to the Executive by the court.

•                  Clause (ii) and (iii) of your contract of employment are replaced with the following clause:

(ii)(a)      You will be entitled to participate in the Company’s discretionary bonus scheme.  The maximum bonus award which may be made with respect to the financial year of the Company currently ending 31st December, is set by the Board from time to time.  The award of any bonus will be dependent on the satisfaction of performance targets which will be set and determined by the Board.

(b)                                 Any such bonus which becomes payable will be paid to you no later than 31 March of each year provided that on that date you are still in employment with the Company or any other company which is a Subsidiary, as to 50% in cash and 50% in ordinary shares in the Company, such shares to be held in trust for the periods set out in the Rules of the Celltech Deferred Bonus Plan from time to time in force and subject to forfeiture if you cease employment before the end of the relevant periods with the Company or any other company which is a Subsidiary.

(c)                                  The operation of the bonus scheme, participation under it in respect of any financial year of the Company, the maximum amount payable under it and how the bonus is paid is entirely at the discretion of the Remuneration Committee of the Board who may withdraw it at any time.

I, Ingelise Saunders, accept the amendments to my terms and conditions of employment as set out in this schedule with immediate effect.

Signed:	/s/ Ingelise Saunders

Dated	15-02-04